

June 25, 2019

Jeffrey R. Passmore
Chief Financial Officer
HALLMARK FINANCIAL SERVICES INC
777 Main Street
Suite 1000
Fort Worth, TX 76102

  Re: HALLMARK FINANCIAL SERVICES INC
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed March 14, 2019
    File No. 001-11252

Dear Mr. Passmore:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Consolidated Financial Statements
Note 6. Reserves for Losses and Loss Adjustment Expenses, page F-23

1. You disclose on page F-25 that you have evaluated the disaggregation criteria of ASU 2015-09 and concluded that the basis for your disaggregation of this information required by ASC 944-40-50-4B and 4D is by each of your three reportable segments. The descriptions of the various insurance business lines within each of your three segments makes it seem likely that some of these business lines are likely to experience different loss trends. Further, your disclosure of the trend information on pages 39 and F-24 includes significant offsetting trends of favorable versus unfavorable development which raises questions as to whether the level of aggregation is appropriate. Please address the following:

  • Tell us how you considered the guidance of ASC 944-40-50-4H when determining to aggregate your short duration loss tables at the reportable segment level, including the prohibition of aggregating items that have significantly different characteristics.

- Specifically address how you considered the respective characteristics of your contract binding business unit versus those of your specialty commercial operating unit that are aggregated within your specialty commercial segment and determined that they did not have significantly different characteristics. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, loss development and ending reserve liabilities for the last two years by each of these two business units. Also, provide us with the average annual percentage payout of incurred claims of incurred loss and ALAE, that is the history of claims duration by age, for each of these two business units.

- Further, within your specialty commercial operating unit, you have aggregated various product lines including general aviation, satellite launch, commercial umbrella and primary/excess liability, medical and financial professional liability, and primary/excess commercial property insurance products. Tell us how you determined that these lines do not have significantly different characteristics. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, loss development and ending reserve liabilities for the last two years by each of the product line categories within your specialty commercial operating unit. Also, provide us with the average annual percentage payout of incurred claims of incurred loss and ALAE, that is the history of claims duration by age, for each of the product line categories within your specialty commercial operating unit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance